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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers 26 Commercial and 25 Executive Jets in 2Q19

São José dos Campos, Brazil, July 30, 2019 – Embraer (NYSE: ERJ; B3: EMBR3;) delivered a total of 51 jets in the second quarter of 2019 (2Q19), of which 26 were commercial aircraft and 25 were executive jets (19 light and 6 large). As of June 30th, the firm order backlog totaled USD 16.9 billion compared to USD 16.0 billion at the end of 1Q19. Embraer’s 2Q19 backlog increase is largely due to continued market demand, mainly for the new family of Praetor jets in Executive Aviation. See details below:

Deliveries by Segment	1Q19	2Q19	2019
Commercial Aviation	**11**	**26**	**37**
EMBRAER 175 (E175)	10	22	32
EMBRAER 190 (E190)	-	1	1
EMBRAER 195 (E195)	-	2	2
EMBRAER 190-E2 (E190-E2)	1	1	2
Executive Aviation	**11**	**25**	**36**
Phenom 100	2	4	6
Phenom 300	6	15	21
Light Jets	**8**	**19**	**27**
Legacy 650	1	1	2
Legacy 450	-	1	1
Legacy 500	2	3	5
Preator 600	-	1	1
Large Jets	**3**	**6**	**9**
TOTAL	**22**	**51**	**73**

In the second quarter, Embraer received the Type Certificate for the E195-E2 from three regulatory authorities: ANAC, the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil); the FAA (U.S. Federal Aviation Administration) and EASA (European Aviation Safety Agency). The E195-E2 is the largest of the three members of the E-Jets E2 family of Embraer commercial airplanes.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

In the beginning of the 2Q19, Embraer signed a firm order for 10 E195-E2 jets with Air Peace, Nigeria’s largest airline. The contract includes purchase rights for a further 20 E195-E2s. With all purchase rights being exercised, the contract has a value of USD 2.12 billion.

During the 53rd International Paris Air Show, Embraer announced several sales contracts as follows. All values are based on Embraer’s current list prices.

United Airlines signed a contract for up to 39 E175s, comprising 20 firm aircraft and 19 options. The order has a value of USD 1.9 billion with all options being exercised. Binter, of Spain, confirmed the purchase rights for two additional E195-E2s from the original contract signed in 2018. The two new E195-E2s have a value of USD 141.8 million.

Embraer also announced KLM Cityhopper’s intention to purchase up to 35 E195-E2 jets, consisting of 15 firm orders with purchase rights for a further 20 aircraft of the same model. This intention to purchase, which still requires a Purchase Agreement, has a value of USD 2.48 billion.

Embraer announced during the Paris Air Show that it signed a contract with Japan’s Fuji Dream Airlines (FDA) for a firm order of two E175 jets. The order has a value of USD 97.2 million and was already included in Embraer’s 1Q19 backlog as “undisclosed.”

In the executive aviation segment, Embraer received the Type Certificate for the new Praetor 600 super-midsize business jet by the three main world regulatory agencies: ANAC, the FAA, and EASA. The first Praetor 600 was delivered in June to an undisclosed European customer.

Embraer Defense & Security and ELTA Systems Ltd (ELTA), a subsidiary of Israel Aerospace Industries (IAI), signed at the 53rd International Paris Air Show a Strategic Cooperation Agreement to introduce the P600 AEW (Airborne Early Warning). In this cooperation, Embraer is to provide the air platform, ground support, communications systems and aircraft integration while ELTA is to provide the AEW radar, SIGINT (Signals Intelligence) and other electronic systems and system integration.

Embraer Services & Support announced at the Paris Air Show a contract with Azul Linhas Áereas Brasileiras, S.A. for a long-term Flight Hour Pool Program agreement for the carrier’s brand new fleet of Embraer E195-E2 jets. The Company also announced pool maintenance and parts agreements with Helvetic Airways, from Switzerland, and Aurigny Air Services, from the Guernsey Island. During the MRO Americas event, in early April, Embraer also announced support contracts with Air Botswana, Binter, from Spain, and Mauritania Airlines.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Backlog - Commercial Aviation (June 30, 2019)

Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	**191**	**191**	**-**
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	18	-
NAC / Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

* Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**566**	**560**	**6**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
NAC / Aldus (Ireland)	21	16	5
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Dniproavia (Ukraine)	5	5	-
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
ECC Leasing (Ireland)	1	1	-
NAC / Jetscape (USA)	9	9	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
TAME (Ecuador)	3	3	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer